

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

August 19, 2013

BY E-MAIL

Cynthia M. Krus, Esq.
Sutherland Asbill & Brennan LLP
700 Sixth Street, NW, Suite 700
Washington, DC 20001-3980

     Re: Golub Capital BDC, Inc., File No. 812-13905

Dear Ms. Krus:

By Form APP-WD filed with the Securities and Exchange Commission on August 19, 2013, you requested that the above-referenced application, filed under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

          Sincerely,

          /s/ Jennifer L. Sawin

          Jennifer L. Sawin
          Branch Chief
          Exemptive Applications Office

cc: Steven I. Amchan, Senior Counsel